OFFERING CIRCULAR/PROSPECTUS SUPPLEMENT
(To Offering Circular/Prospectus dated November 22, 1994)
                           Supplement Relating to the
                               Exchange Offer for
                     All Outstanding Shares of Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
                                       of
                                  Borden, Inc.
                       By Exchanging for Each Such Share
                     A Number of Shares of Common Stock of
                           RJR Nabisco Holdings Corp.
                  Based on the Exchange Ratio Described Below
                                       by
                            Borden Acquisition Corp.
                    a corporation formed at the direction of
                         Kohlberg Kravis Roberts & Co.
                              -------------------
                THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS EXPIRE
     AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 20, 1994,
                     UNLESS THE EXCHANGE OFFER IS EXTENDED.
                              -------------------

    This Offering Circular/Prospectus Supplement (this "Supplement") relates to the offer by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), a wholly owned subsidiary of Whitehall Associates, L.P. (the "Partnership"), an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus dated November 22, 1994 (the "Offering Circular/Prospectus") and in the related Letter of Transmittal (collectively, as the Offering Circular/Prospectus may be amended or supplemented from time to time, the "Exchange Offer"), to exchange shares of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), owned by the Purchaser or its affiliates for all outstanding shares (the "Borden Shares") of common stock, par value $.625 per share (collectively, the "Borden Common Stock"), and the associated Preferred Stock Purchase Rights (the "Rights"), of Borden, Inc., a New Jersey corporation ("Borden"), not already owned by the Purchaser or its affiliates. Capitalized terms used in this Supplement but not defined herein have the meanings assigned to such terms in the Offering Circular/Prospectus.

    THIS SUPPLEMENT AMENDS AND SUPPLEMENTS THE OFFERING CIRCULAR/PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR/PROSPECTUS.

    This Supplement relates to, among other things, an amendment to the Agreement and Plan of Merger, dated as of September 23, 1994, as amended as of November 15, 1994 (the "Merger Agreement" and, as further amended by the amendment thereto dated as of December 6, 1994, the "Amended Merger Agreement"), among the Purchaser, the Partnership and Borden, to provide that the Exchange Ratio will mean the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of Holdings Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Offer; provided that the Exchange Ratio shall not be less than
1.78125 or greater than 2.375; and provided, further, that, unless the Exchange Offer is extended past 12:00 Midnight, New York City time, on Friday, January 20, 1995, the Exchange Ratio shall be 2.29146. See "Merger Agreement Amendment" herein.

    The Exchange Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer a number of Borden Shares which, when added to any Borden Shares previously acquired by the Partnership or the Purchaser (other than any of the 28,138,000 shares of Borden Common Stock subject to the Option), represents more than 41% of the Borden Shares outstanding on a fully diluted basis (other than dilution due to the Rights) (the "Minimum Condition"). The Exchange Offer is subject to other terms and conditions, which Borden shareholders should carefully consider. See "The Exchange Offer--Certain Conditions of the Exchange Offer" in the Offering Circular/Prospectus.

    The reported last sale price of the Holdings Common Stock on December 6, 1994 on the NYSE Composite Tape was $5 15/16 per share. The reported last sale price of the Borden Common Stock on December 6, 1994 on the NYSE Composite Tape was $13 3/8 per share. Borden shareholders should obtain current quotes for the Holdings Common Stock and the Borden Common Stock.
                                                        (continued on next page)
                              -------------------

SEE "SIGNIFICANT CONSIDERATIONS" IN THE OFFERING CIRCULAR PROSPECTUS FOR A
  DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF BORDEN
    SHARES IN CONNECTION WITH THEIR CONSIDERATION OF THE EXCHANGE OFFER.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT OR THE OFFERING CIRCULAR/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------
                 The Dealer Manager for the Exchange Offer is:
                              MORGAN STANLEY & CO.
                                  Incorporated

December 7, 1994

(continued from prior page)

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's Borden Shares (and Rights if applicable) should either (1) complete and sign the previously furnished Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to the Exchange Agent, and either deliver the certificates representing the tendered Borden Shares ("Share Certificates") and, if separate, certificates representing the tendered Rights ("Rights Certificates"), and any other required documents to the Exchange Agent or tender such Borden Shares (and Rights if applicable) pursuant to the procedure for book-entry transfer described in the Offering Circular/Prospectus or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders having Borden Shares (and Rights if applicable) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Borden Shares (and Rights if applicable) so registered.

    Unless and until the Rights are redeemed in accordance with the Merger Agreement, holders of Borden Shares will be required to tender the Rights associated with such Borden Shares in order to effect a valid tender of such Borden Shares.

    A shareholder who desires to tender Borden Shares (and Rights if applicable) and whose Share Certificates (and Rights Certificates if applicable) are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Borden Shares (and Rights if applicable) by following the procedures for guaranteed delivery described in the Offering Circular/Prospectus.

    FOR PURPOSES OF THE PREVIOUSLY FURNISHED LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY, AND ANY OTHER DOCUMENTS PREVIOUSLY FURNISHED TO BORDEN SHAREHOLDERS IN CONNECTION WITH THE EXCHANGE OFFER, ALL REFERENCES THEREIN TO THE OFFERING CIRCULAR/PROSPECTUS, THE EXCHANGE OFFER OR THE EXCHANGE RATIO SHALL BE DEEMED TO REFER TO THE OFFERING CIRCULAR/PROSPECTUS AND THE EXCHANGE OFFER, EACH AS AMENDED AND SUPPLEMENTED BY THIS SUPPLEMENT, AND TO THE EXCHANGE RATIO AS AMENDED AS DESCRIBED IN THIS SUPPLEMENT.

    Questions and requests for assistance may be directed to Morgan Stanley & Co. Incorporated (the "Dealer Manager") or to D.F. King & Co., Inc. (the "Information Agent"), at their respective addresses and telephone numbers set forth on the back cover of this Supplement and the Offering Circular/Prospectus. Additional copies of this Supplement, the Offering Circular/Prospectus, a Letter of Transmittal and a Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY OR BY THE OFFERING CIRCULAR/PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS SUPPLEMENT AND THE OFFERING CIRCULAR/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP, THE PURCHASER OR ANY AFFILIATE THEREOF, BY HOLDINGS OR BORDEN OR BY THE DEALER MANAGER. THIS SUPPLEMENT AND THE OFFERING CIRCULAR/PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY AND THEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY AND THEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS SUPPLEMENT AND THE OFFERING CIRCULAR/PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN AND THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF AND THEREOF. NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE PARTNERSHIP, THE PURCHASER OR ANY AFFILIATE THEREOF, BY HOLDINGS OR BORDEN OR BY THE DEALER MANAGER THAT WOULD PERMIT A PUBLIC OFFERING OF THE SECURITIES OFFERED HEREBY AND THEREBY OR POSSESSION OR DISTRIBUTION OF THIS SUPPLEMENT AND THE OFFERING CIRCULAR/PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES AND CERTAIN PROVINCES IN CANADA. PERSONS INTO WHOSE POSSESSION THIS SUPPLEMENT AND THE OFFERING CIRCULAR/PROSPECTUS COMES ARE REQUIRED BY THE PARTNERSHIP, THE PURCHASER AND THEIR AFFILIATES, BY HOLDINGS AND BORDEN AND BY THE DEALER MANAGER TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SECURITIES OFFERED HEREBY AND THEREBY AND THE DISTRIBUTION OF THIS SUPPLEMENT AND THE OFFERING CIRCULAR/PROSPECTUS.

                              -------------------

    All information contained or incorporated by reference in this Supplement and the Offering Circular/Prospectus relating to KKR, the Common Stock Partnerships and the Purchaser has been supplied by the Purchaser, all such information relating to Holdings has been supplied by Holdings and all such information relating to Borden has been supplied by Borden. Certain of such information relating to the Transactions has been supplied by the Purchaser or Borden.

                              -------------------

                             AVAILABLE INFORMATION

    Holdings and Borden are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Holdings and Borden with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by Holdings and Borden can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    Holdings has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Holdings Common Stock to be offered in the Transactions. The Purchaser has filed a Tender Offer Statement on Schedule 14D-1 (together with any amendments thereto, the "Schedule 14D-1") with the Commission in connection with the Exchange Offer. This Supplement and the related Offering Circular/Prospectus do not contain all the information set forth in the Registration Statement or the
Schedule 14D-1 and the exhibits thereto. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Supplement and the related Offering Circular/Prospectus or in any document incorporated in this Supplement and the related Offering Circular/Prospectus by reference as to the contents of any contract or other document referred to herein or therein include the material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or the Schedule 14D-1 or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by Holdings (File No. 1-10215) pursuant to the Exchange Act are incorporated by reference in this Supplement and the related Offering Circular/Prospectus:

        1. Holdings' Annual Report on Form 10-K for the year ended December 31, 1993 (which incorporates by reference certain information from Holdings' Proxy Statement relating to the 1994 Annual Meeting of Shareholders);

        2. Holdings' Quarterly Reports on Form 10-Q for the three months ended March 31, 1994, the six months ended June 30, 1994 and the nine months ended September 30, 1994;

        3. Holdings' Current Report on Form 8-K/A filed April 27, 1994; and

        4. The Consolidated Financial Statements of Holdings as of December 31, 1993 and 1992 and for each of the years in the three year period ended December 31, 1993 and the related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in the Registration Statement on Form S-3 (Registration No. 33-52381), at the time such Registration Statement was declared effective by the Commission.

    The following documents filed with the Commission by Borden (File No. 1-71) pursuant to the Exchange Act are incorporated by reference in this Supplement and the related Offering Circular/Prospectus:

        1. Borden's Annual Report on Form 10-K for the year ended December 31, 1993 (which incorporates by reference certain information from Borden's Proxy Statement relating to the 1994 Annual Meeting of Shareholders and Borden's 1993 Annual Report to Shareholders);

        2. Borden's Quarterly Reports on Form 10-Q for the three months ended March 31, 1994, the six months ended June 30, 1994 (as amended by the Form 10-Q/A (Amendment No. 1)) and the nine months ended September 30, 1994 (as amended by the Form 10-Q/A (Amendment No. 1));

        3. Borden's Current Reports on Form 8-K dated January 5, 1994, March 21, 1994, September 11, 1994 and September 12, 1994, and its two Current Reports on Form 8-K, each dated October 5, 1994; and

        4. Borden's Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 22, 1994, as amended by Amendment No. 1 thereto filed on December 1, 1994, Amendment No. 2 thereto filed on December 2, 1994, Amendment No. 3 thereto filed on December 5, 1994 and Amendment No. 4 thereto filed on December 6, 1994 (the "Schedule 14D-9").

    All documents and reports filed by Holdings and Borden pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Supplement and the related Offering Circular/Prospectus and prior to the completion of the Transactions (including any further amendments to the Schedule 14D-9 filed pursuant to Rules 14d-9 and 14e-2 under the Exchange Act) shall be deemed to be incorporated by reference in this Supplement and the related Offering Circular/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Supplement and the related Offering Circular/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Supplement and the related Offering Circular/Prospectus.

    THIS SUPPLEMENT AND THE RELATED OFFERING CIRCULAR/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS SUPPLEMENT OR THE RELATED OFFERING CIRCULAR/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO HOLDINGS, TO RJR NABISCO, INC., 1301 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 (TELEPHONE NUMBER (212) 258-5600), ATTENTION:
INVESTOR RELATIONS DEPARTMENT; OR, IN THE CASE OF DOCUMENTS RELATING TO BORDEN, TO BORDEN, INC., 180 EAST BROAD STREET, COLUMBUS, OHIO 43215 (TELEPHONE NUMBER
(614) 225-3395), ATTENTION: DOCUMENTS MAILING DEPT. IN ORDER TO ENSURE TIMELY DELIVERY OF DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LATER THAN FIVE DAYS PRIOR TO THE EXPIRATION DATE (AS HEREINAFTER DEFINED), AS IT MAY BE EXTENDED FROM TIME TO TIME.

                           MERGER AGREEMENT AMENDMENT

    In connection with an agreement-in-principle (the "Proposed Settlement") to settle the various legal proceedings pending in New Jersey state court, Ohio state court and in the United States District Court for the Southern District of New York against Borden, KKR and their respective directors, executive officers and related parties described under the "The Exchange Offer--Pending Litigation" in the Offering Circular/Prospectus and under "Recent Developments Relating to Certain Regulatory Approvals and Legal Matters--Recent Litigation; Proposed Settlement" herein, the Merger Agreement has been amended as of December 6, 1994 to provide that the Exchange Ratio will mean the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of Holdings Common Stock as reported on the NYSE Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Offer; provided that the Exchange Ratio shall not be less than
1.78125 or greater than 2.375; and provided, further, that, unless the Exchange Offer is extended past 12:00 Midnight, New York City time, on Friday, January 20, 1995, the Exchange Ratio shall be 2.29146. For purposes of the Exchange Offer, a full trading day is a day on which the NYSE is open for trading and does not close prior to its scheduled closing time for such day.

    Accordingly, unless the Exchange Offer is extended past 12:00 Midnight, New York City time, on Friday, January 20, 1995, each Borden Share accepted by the Purchaser in accordance with the Exchange Offer shall be exchanged for 2.29146 fully paid and nonassessable shares of Holdings Common Stock. Such Exchange Ratio is the quotient (rounded to the nearest 1/100,000) obtained by dividing
(i) $14.25 by (ii) the average of the average of the high and low sales prices of the Holdings Common Stock as reported on the NYSE Composite Tape on each of the ten full consecutive trading days ending on and including December 6, 1994. The value of 2.29146 shares of Holdings Common Stock may be more or less than $14.25 at any given time. The Purchaser does not currently intend to extend the Exchange Offer beyond December 20, 1994, although no assurance can be given that the Exchange Offer will not be extended. Any extension of the Exchange Offer would be made in accordance with the provisions described under "The Exchange Offer--Extension of Tender Period; Termination; Amendment" in the Offering Circular/Prospectus.

    In connection with the change to the term Exchange Ratio discussed above, technical changes have also been made to the Merger Agreement to clarify that during the period that the Exchange Ratio is fixed at 2.29146 shares, certain calculations based on the average of the average sales prices of Holdings Common Stock shall not be given effect.

                        RECENT DEVELOPMENTS RELATING TO
                 CERTAIN REGULATORY APPROVALS AND LEGAL MATTERS

RECENT LITIGATION; PROPOSED SETTLEMENT

    As previously disclosed, on November 30, 1994, a putative class action captioned Petersen, et al. v. Borden, Inc., et al., Case No. 94 CIV 8648, was filed by purported shareholders of Borden in the United States District Court for the Southern District of New York against Borden, members of Borden's board of directors, Holdings, members of Holdings' board of directors, KKR, certain partners and executives of KKR, and Borden's financial advisors, Lazard Freres and First Boston. The complaint alleges, among other things, (1) violations of Sections 14(e) and 20(a) of the Exchange Act by Borden, KKR and Borden's board of directors; (2) violations of Section 11 of the Securities Act by Lazard Freres, First Boston and certain officers and directors of Holdings and partners and executives of KKR; and (3) breach of fiduciary duty by Borden and Borden's board of directors, which breach of fiduciary duty allegedly was aided and abetted by KKR. The complaint seeks equitable relief, including, among other things, a preliminary injunction and declaratory relief, as well as money damages.

    On December 6, 1994, the parties to the various legal proceedings pending in New Jersey state court, Ohio state court and in the United States District Court for the Southern District of New York against Borden, KKR and their respective directors, executive officers and related parties described under the "The Exchange Offer--Pending Litigation" in the Offering Circular/Prospectus and in the preceding paragraph agreed to the Proposed Settlement pursuant to which all such legal proceedings will be dismissed with prejudice. The Proposed Settlement will be subject to certain conditions, including, among other things, court approval and certain other matters described herein. In addition, in connection with the Proposed Settlement, plaintiffs will seek court approval for reimbursement of their attorneys' fees and expenses in an aggregate amount of not more than $3.2 million.

    Merger Agreement Amendment. In connection with the Proposed Settlement, the Merger Agreement has been amended. See "Merger Agreement Amendment" herein.

    Conditional Commitment to Exercise Option. In connection with the Proposed Settlement, the Partnership will commit to exercise its Option to acquire all of the 28,138,000 shares of Borden Common Stock subject to the Option but not previously purchased upon the exercise thereof if the Purchaser or the Partnership or a direct or indirect wholly owned subsidiary of the Partnership acquires more than 41% of the Borden Shares in accordance with the terms and conditions of the Exchange Offer. If the Option is exercised and the shares of Holdings Common Stock received by Borden in connection with such exercise are sold or otherwise monetized by Borden, there can be no assurance as to the proceeds which Borden would receive upon such sale or other monetization. See "Description of Merger Agreement and Conditional Purchase/Option Agreement" in the Offering Circular/ Prospectus.

    Commitment Regarding Independent Directors. In connection with the Proposed Settlement, the Partnership will commit that, if Borden Shares are acquired pursuant to the Exchange Offer, the Partnership will cause, for so long as KKR and its affiliates retain majority voting control of Borden, at least two independent directors unaffiliated with KKR, the Common Stock Partnerships or Borden to be elected to the board of directors of Borden until the Merger is consummated.

    Certain Other Matters in Connection with the Proposed Settlement. Under the Proposed Settlement, (i) certain additional disclosure has been included in this Supplement as requested by the plaintiffs' attorneys and (ii) the parties would agree that the plaintiffs' attorneys have been afforded an opportunity to meet with, and have met with, Lazard Freres and First Boston to make full and unrestricted inquiries regarding the financing of the Exchange Offer and the nature of the expressions of interest regarding the sale of Borden, including communications received from Japonica Partners described herein.
Such meeting occurred on December 5, 1994.  In addition, the Proposed
Settlement is fully contingent on the Purchaser consummating the Exchange Offer.


EEA MERGER REGULATION

    On November 24, 1994, the European Commission issued a Decision Letter, pursuant to the Merger Regulation, declaring the proposed acquisition of Borden by an affiliate of KKR compatible with the common market and with the functioning of the EEA Agreement.

               RECENT DEVELOPMENTS RELATING TO BORDEN BACKGROUND

    On November 30, 1994, Borden announced that it had received the following letter from Japonica (the "Japonica November 30 letter") and that the Borden board of directors would consider and respond to such letter as soon as practicable:

                                                               November 30, 1994

    Frank J. Tasco
    Director
    Borden, Inc.
    277 Park Avenue
    New York, NY 10172

    Dear Mr. Tasco:

        Japonica Partners is pleased to make the definitive proposal you have requested. Under our $2.4 billion proposal, Borden, Inc. shareholders would receive cash and securities valued at $17.00 per share, a 19% premium over the stated value of the KKR/Lazard proposal and a 43% premium over the trading price on the day preceding the announcement of the KKR/Lazard proposal.

        The greatest potential for an increase in shareholder wealth will come from unleashing the value contained within the company. Shareholders who desire to participate in Borden, Inc.'s recovery will be provided the opportunity to do so through a tax advantaged transaction in which a substantial portion of the consideration would be realized without the recognition of gain. Our proposal provides the resources for those shareholders wishing to divest their common equity investment in Borden, Inc. at $17.00 per share (a minority in our view).

    Shareholders Participate in Borden, Inc.'s Recovery

        Borden, Inc. would spin off its packaged foods division ("Borden Foods") and dairy business ("Borden Nutrition") through a stock dividend consisting of one share each of Borden Foods and Borden Nutrition per share of Borden, Inc. As a result, continuing shareholders of Borden, Inc. would have shares of three independent public companies with an aggregate initial value of $17.00 per share (see the two attached comparisons of the values in our proposal with the KKR/Lazard proposal). We believe that the value of these shares will increase to between $22.00 and $25.00 per share, based on our earnings projections for 1995 of $1.41 per share and $2.03 per share for 1996 (see attached EPS chart). We are confident that these results can be achieved through effective execution of 1990's business practices, such as best in class use of Efficient Consumer Response, a refocus of company resources towards value-added products and a movement away from the current commodity mentality.

    Shareholders Desiring to Divest their Common Equity Positions

        Concurrent with the spin-off, Japonica is prepared to make an initial cash investment of $430 million to purchase common equity. This cash, together with an additional $240 million in Borden, Inc. preferred stock, priced to trade at par, would be used to repurchase 30% of Borden, Inc.'s currently outstanding shares at $17.00 a share.

        For our $430 million investment, Japonica would receive shares in the three public companies in varying percentages, priced on the same basis used for the valuation to Borden, Inc. shareholders (an aggregate of $17.00 per share). The allocation of Japonica's investment will be weighted toward the units requiring the greatest turnaround. Japonica would also receive warrants to acquire 10% of Borden, Inc. at an exercise price of $17.00 per share, i.e., an incentive comparable to that which was to be provided to RJR Nabisco in the agreement in principle relating to its proposed equity infusion which was subsequently withdrawn unilaterally by RJR/KKR.

    Continued Control by Borden, Inc. Shareholders

        Consistent with Japonica's philosophy of responsiveness to the interests of shareholders, Japonica's representation on the boards of Borden, Inc. and its constituent companies will be in appropriate proportion to its equity ownership in each company. Recommendations for additional directors will be actively solicited from shareholders. Japonica Partners' willingness to limit the extent of its control is in response to the desire of Borden, Inc.'s shareholders to continue to possess the potential to participate in control premiums realized from a future change in control once the basic shareholder values are restored.

        As should be obvious, the bulk of the $2.4 billion comes from the recovery opportunities of the three separate public companies. Our relatively modest initial equity investment is intended to accommodate what we believe to be current shareholders' desire to share in Borden, Inc.'s recovery. While Japonica's ownership is smaller than our historical investments, it is a reflection of appropriate financing for the 1990's. Accordingly, we do not anticipate excessively leveraging our investment.

    Next Steps

        We wish to meet with the Board of Directors in New York on December 6th after the close of the market. We are making arrangements for appropriate facilities. At this meeting, we would be prepared to respond to questions you may have as to our proposal. In order to assure appropriate shareholder input at this meeting, we would suggest that representatives of your more substantial institutional shareholders be invited to participate.

        We believe that your fiduciary duties as directors mandate that you take steps to provide Borden, Inc. shareholders with a fair opportunity to select between our proposal and the KKR/Lazard proposal. Toward that end, we would urge you to call a special meeting of Borden, Inc. shareholders. As you know, Borden, Inc. shareholders holding 10% of Borden, Inc.'s stock have the right under New Jersey law to petition a New Jersey court to call a special meeting of shareholders. The ability to call a special meeting is also held by you, individually, as Chairman of the Board, and by Ervin Shames, as Chief Executive Officer who abstained from the vote on the KKR/Lazard proposal. If the board would prefer that shareholders act independently to call a meeting, we are willing to consider providing appropriate assistance to facilitate such a meeting.

        We are firmly convinced that after you have reviewed our proposal and met with us, the board may wish to withdraw its recommendation in favor of the KKR-Lazard proposal, and allow shareholders to decide between the two transactions in a non-coercive manner. We look forward to our discussions and to our role in enhancing shareholder value as a proactive white knight.

                                                    Sincerely,

                                                    /s/ JAPONICA PARTNERS

                                                    JAPONICA PARTNERS

    cc: Board of Directors

    On December 1, 1994, the Borden board met and reviewed the Japonica November 30 letter. Following the conclusion of such meeting, on behalf of the Borden board, a letter was sent to Japonica. This letter advised Japonica that the Borden board's objective is to maximize the value of Borden for its shareholders and to do so the Borden board will pursue whatever transaction the Borden board believes most likely to achieve its objective. The Borden board's letter also noted that the Japonica November 30, 1994 letter is silent on many important details, given the complex nature of the transactions it describes. Therefore, in view of the time factors involved in the transaction involving the Common Stock Partnerships and the Japonica proposal, the Borden board requested that Japonica meet with the Borden board's representatives on Sunday, December 4, 1994, noting that one of the Borden board's independent directors would chair the meeting on the Borden board's behalf. The Borden board's letter stated that the purpose of the meeting would be to obtain detailed information about Japonica's plans in order to assist the Borden board in its consideration of the proposal set forth in the Japonica November 30 letter. In this connection, the Borden board's letter requested that Japonica provide the Borden board with detailed information on a number of fundamental questions raised in its review of the Japonica November 30 letter, including: how Japonica would cause all of Borden's shares to be worth $17 in the near future, the basis for and assumptions underlying the per share earnings forecasts of the Japonica plan which, notwithstanding preferred stock charges, are at levels more than double estimates by Borden's management; how Japonica intended to deal with legal issues such as fraudulent conveyance and illegal dividends for its proposed spin-offs; how Japonica would handle Borden's debt that would become prepayable as a result of the split up of Borden proposed by Japonica; the sources of Japonica's financing and any material contingencies thereto; the dividend rate and other terms required to cause the preferred stock to be issued under the Japonica plan to trade at par; and the time period necessary to implement the contemplated transactions (including obtaining assurances as to the tax-free status thereof) and how Japonica would propose to protect Borden shareholders against possible adverse developments in the interim period. The Borden board's letter noted that its questions were not intended to limit the discussion at the meeting but merely to give guidance to Japonica in preparing for the meeting and that Japonica was invited to present whatever other information it wished. The Borden board's letter concluded by requesting confirmation that Japonica would be willing to meet on December 4, 1994, noting that if the date was not convenient for Japonica, the Borden board will make every effort to schedule something more convenient; the letter also requested that if Japonica was unable to meet on such date, that Japonica provide the Borden board with a written response to the Borden board's questions on or before such date. Following the delivery of the Borden board's letter to Japonica, it was publicly reported that a Japonica spokesman had stated that Japonica would respond to the Borden board's request as soon as practicable.

    After the close of business on December 2, 1994, on behalf of the Borden board, a letter was sent to Japonica canceling the meeting scheduled by the Borden board for December 4, 1994 in response to the Japonica November 30, 1994 Letter. The meeting was cancelled after Borden received no confirmation from Japonica that it would attend the scheduled meeting, and after a telephone call seeking such confirmation was not returned.

    On December 4, 1994, a letter dated December 3, 1994 was sent to Borden by Japonica. Among other matters, the Japonica letter requested that the Borden board attend a meeting Japonica had scheduled on December 6, 1994 at a public hotel room in New York. In its letter, Japonica also stated that it was prepared to discuss modifications to its proposal that would further enhance shareholder value.

    On December 4, 1994, on behalf of the Borden board, a letter was sent to Japonica responding to Japonica's December 3 letter. In the Borden board's letter, the Borden board agreed to a meeting on December 6, 1994 at Borden's New York office and requested confirmation from Japonica by 4:00 p.m. on December 5, 1994 that it would attend the scheduled meeting. The letter stated that Japonica was welcome to bring representatives of its financing sources, if any, to the meeting, but that Borden did not expect others to attend. The Borden board's letter also continued to request written responses to the questions contained in the Borden board's December 1 letter, which it had still not received.

    On December 5, 1994, letters were sent to the Chairman of the Board of Borden by Japonica and to Borden's Chief Executive Officer by Mr. Kazarian of Japonica. Similar letters may have been sent to other directors. Among other matters, these letters sought to confirm a public meeting Mr. Kazarian had called on December 6, 1994.

    On December 5, 1994, after Borden received no response to the letter sent to Japonica on December 4, 1994, the Borden board met to consider further the November 30, 1994 letter from Japonica. The Borden board determined that it had gone out of its way to give Japonica an opportunity to address the Borden board's concerns in a businesslike and professional manner. Based upon Japonica's conduct, the Borden board concluded that Japonica did not have acceptable answers to the Borden board's questions, although it expressed a willingness to consider any additional information that Japonica might provide. Accordingly, after consultation with Borden's management and financial and legal advisors, the Borden board concluded that Japonica's November 30, 1994 letter did not present an attractive alternative to the transactions contemplated by the Merger Agreement. This determination and the reasons therefor were summarized in a letter to Japonica which is set forth below.

                                                                December 5, 1994

    Japonica Partners
    30 Kennedy Plaza
    Providence, RI 02903

    Attention: Mr. Paul Kazarian

    Gentlemen:

        The Borden Board of Directors has concluded for the reasons described below that your November 30, 1994 letter does not present an attractive alternative to the Whitehall transaction and that your claims in that letter are not realistic or credible.

        Based upon our in-depth knowledge of Borden, including our analysis of various restructuring alternatives over the last 18 months, the information you have provided, and after consultation with Borden's management and our financial and legal advisors, the Board:

           . Does not believe that you could cause Borden's common shares to be worth $17 in the near future. In this regard, we note that you do not contemplate injecting equity into Borden and that your proposal will increase the Company's fixed charges.

           . Considers as unrealistic your earnings per share forecasts which for most years are more than double management's estimates.

           . Considers that your proposed spin-offs would likely entail serious legal issues involving fraudulent conveyance and illegal dividends and believes it is far from clear that the spin-offs can be accomplished on a tax-free basis.

           . Has serious doubts that you will be able to obtain consents or refinancing for the at least $1.4 billion of debt that would become due as a result of the implementation of your proposal. In this regard, we note that the Board considers that Borden already has too much debt and that your proposal will further increase the Company's leverage.

           . Believes that if you had committed financing without material contingencies for the transactions you contemplate, you would have provided the Board with some evidence thereof.

           . Believes that the preferred stock to be exchanged for common stock pursuant to your proposal would require a high dividend rate and other restrictive terms in order to trade at par, causing a further burden to the Company.

           . Believes that it would take at least six months to implement the transactions contemplated by your proposal and possibly longer and notes your proposal does not protect Borden or its shareholders against any possible adverse developments in the interim period.

        We have gone out of our way to give you the opportunity to address with us in a businesslike and professional atmosphere the concerns that led to the conclusions set forth above. You have declined to attend two meetings we have scheduled for that purpose or to provide written responses to our questions. These failures follow your refusal several months ago to accept our offer to provide you confidential Borden information on customary terms. We conclude that you have no acceptable answers to the fundamental issues we have raised and prefer to engage in publicity-seeking rather than substantive dialogue.

        As we have advised you, our objective is to maximize the value of Borden for its shareholders, and we will pursue whatever transaction we believe most likely to achieve our objective. If you choose to provide us with additional information about your proposal, we will review it in light of this objective.

                                             On behalf of the Board of
                                             Directors,

                                             /s/ Frank J. Tasco

                                             Frank J. Tasco
                                             Chairman

    Following the delivery of the foregoing letter, several members of the Borden board received telephone calls from a Japonica representative inviting them to the public meeting scheduled by Japonica for December 6, 1994. The Borden board declined to attend. The full text of the foregoing correspondence between Japonica and Borden has been filed as exhibits to Borden's Schedule 14D-9, as amended.

    At its board of directors' meeting on December 5, 1994, the Borden board approved, subject to reaching a satisfactory agreement-in-principle, the form of the December 6, 1994 amendment to the Merger Agreement and the proposed settlement of the pending litigation described above under "Merger Agreement Amendment" and "Recent Developments Relating to Certain Regulatory Approvals and Legal Matters--Recent Litigation; Proposed Settlement," respectively. On December 6, 1994, agreement-in-principle was reached with respect to the Proposed Settlement and the amendment to the Merger Agreement was entered into as of that date.


    On December 6, 1994, Japonica Partners held its public meeting, which Borden did not attend. Following the meeting, Japonica released the following letter to the press:

                                                                December 6, 1994

    Mr. Frank Tasco
    Chairman
    Borden, Inc.
    277 Park Avenue
    New York, NY 10172
    Dear Mr. Tasco:

        Despite your refusal to obtain first-hand responses to questions you have raised and despite your unwillingness to thereby avail yourself of the opportunity to follow-on discussions, we are submitting the following modifications to our proposal. We believe these modifications both increase the attractiveness of the proposal to Borden shareholders and satisfy points that you have raised.

        We remain willing to address any concerns in a fair and open forum. You shouldn't be reluctant to obtain information that could substantially enhance shareholder value, nor should you allow your advisors to ask and answer their own questions without challenge. Such actions are inconsistent with shareholder democracy and the inclusive process by which corporations should be governed.

        Pursuant to your request for written information on Japonica's proposed Plan improvements to its November 30th proposal, please accept the following:

        Point One: Increase our Investment in Borden to $660 million. We will inject an additional $230 million cash into Borden to relieve the current concerns regarding the Company's financial profile at the $17.00 per share market valuation. The $230 million additional Japonica investment will be on terms that should have a positive impact on the Company's credit rating. We anticipate this will be in the form of convertible securities with a market rate (which we believe to be approximately 6 percent for preferred stock) convertible into common equity at a premium of approximately 20 percent to the underlying common stock, and with the Borden common stock trading at $13.625, a 20 percent premium equals almost $17 per share.

        The Convertible Securities will be in the form of Pay-in-Kind ("PIK") preferred stock but the Company will have the option to exchange the preferred shares for debt depending on its tax position. Because of the PIK provision, the Company will not be obliged to pay cash dividends or interest but could if it wishes make the payments in securities at a 10 percent coupon rate.

        Point Two: $430 million Stock Purchase Via Tender Offer. The $430 million stock purchased for $17.00 per share contemplated by our original proposal would be made by Japonica directly either in the open market or via a tender offer at the Company's option.

        This should result in substantial improvement in timing in the execution of the proposal and should alleviate expressed concerns about the share repurchase.

        Point Three: Eliminate the Preferred to be Exchanged for Common. The $230 million of preferred stock to be exchanged for common was eliminated to remove any obstacles the Company's advisors may have in connection with the Japonica Proposal and to eliminate any concerns over trading values, additional fixed charges, or increased debt levels.

        The proceeds of our increased investment could be available for corporate purposes or securities repurchases as the situation merits.

        Point Four: Change in Board Composition. In connection with this increased investment, we would be willing to allow all the current Board members to withdraw and be replaced by directors to be designated by major institutional shareholders. Our assumption is that all directors will wish to withdraw. Japonica would have board representation equal to its economic investment.

        Point Five: Other. Given our increased investment, we are required to increase the level of $17.00 warrants to 20 percent. Also, the revised structure will require transaction fees of approximately 40 percent of the fees approved in connection with the KKR offer.

        We look forward to maximizing Borden's shareholder value as a proactive white knight. Our proposal is made pursuant to your on-going request.

                                             Respectfully,
                                             /s/ Japonica Partners

                                             JAPONICA PARTNERS

    The Borden board has not yet reviewed Japonica's December 6, 1994 letter. The Japonica letter does not address in meaningful detail the fundamental questions raised by the Borden board in its December 1 letter. Reports of Japonica's December 6 meeting suggest that these issues were not discussed in meaningful detail at such meeting. The Japonica December 6 letter also states that Japonica will require double the number of warrants contained in its November 30 letter and 40% of the fees approved in connection with the Whitehall transaction, while in its November 30 letter Japonica said that its proposed transaction would have nominal fees. In addition, Japonica has not provided Borden with any additional evidence of financing sources or additional information with respect to the legal and tax issues involved in the spin-offs proposed by Japonica. The Borden board will review the Japonica letter and any additional information provided by Japonica.

    Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Borden Shares and/or Rights and any other required documents should be sent or delivered by each shareholder of Borden or his broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent as follows:
                 The Exchange Agent for the Exchange Offer is:
                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

                  BY MAIL:                            BY HAND OR OVERNIGHT DELIVERY:

   First Chicago Trust Company of New York        First Chicago Trust Company of New York
             Tenders & Exchanges                            Tenders & Exchanges
          P.O. Box 2563--Suite 4660                           14 Wall Street
     Jersey City, New Jersey 07303-2563                 Suite 4680--BOR, 8th Floor
                                                         New York, New York 10005

    Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below. Additional copies of this Supplement, the Offering Circular/Prospectus, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Exchange Offer.

                The Information Agent for the Exchange Offer is:
                             D.F. KING & CO., INC.

                UNITED STATES                                     EUROPE

               77 Water Street                       Royex House, Aldermanbury Square
          New York, New York 10005                       London, England EC2V 7HR
         1-800-829-6551 (Toll Free)                     (44) 71 600 5005 (Collect)

                  The Dealer Manager for the Exchange Offer is
                              MORGAN STANLEY & CO.
                                 Incorporated

                          1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 703-4774